# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OrthoPediatrics Corp., CIK 0001425450
CUSIP: 68752L100
Title of class of securities: Common Stock, par value $0.00025 per share
Address of issuer's principal executive offices: 2850 Frontier Drive, Warsaw, Indiana (IN), 46582
Date of event which requires filing of this statement: 08/28/2026
Filed by CIK 0001719228
Persons authorized to receive notices and communications: C. Birkeland & A. Berlin, Latham & Watkins LLP, 330 N. Wabash Avenue, Suite 2800, Chicago, Illinois (IL), 60611, 312-876-7700

## Reporting persons
- Squadron Capital LLC (CIK 0001719228): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,526,633; sole dispositive power 0; shared dispositive power 6,526,633; aggregate amount beneficially owned 6,526,633 (25% of the class)
  Comment: Percentages are based on 26,109,788 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
- Squadron Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,526,633; sole dispositive power 0; shared dispositive power 6,526,633; aggregate amount beneficially owned 6,526,633 (25% of the class)
  Comment: Percentages are based on 26,109,788 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
- Jennifer N. Pritzker: type of reporting person: individual (IN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,900; shared voting power 6,530,440; sole dispositive power 10,900; shared dispositive power 6,530,440; aggregate amount beneficially owned 6,541,340 (25.1% of the class)
  Comment: Percentages are based on 26,109,788 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
- David R. Pelizzon: type of reporting person: individual (IN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 44,384; shared voting power 6,526,633; sole dispositive power 26,425; shared dispositive power 6,526,633; aggregate amount beneficially owned 6,571,017 (25.2% of the class)
  Comment: Percentages are based on 26,109,788 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00025 per share
Name of issuer: OrthoPediatrics Corp.
Address of issuer's principal executive offices: 2850 Frontier Drive, Warsaw, Indiana (IN), 46582
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D originally filed by the Reporting Persons on March 18, 2021 (as amended to date, the "Schedule 13D"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Squadron Capital LLC ("SC LLC") is a manager-managed limited liability company and, as of the date hereof, directly holds 6,526,633 shares of Common Stock. The voting and investment decisions of SC LLC are made by its managing committee, consisting of Jennifer N. Pritzker and David R. Pelizzon. In such capacity, each of Ms. Pritzker and Mr. Pelizzon may, for the purposes hereof, be deemed to beneficially own the shares of Common Stock held directly by SC LLC.
Mr. Pelizzon also directly holds 44,384 shares of Common Stock, including 17,959 restricted shares of Common Stock that Mr. Pelizzon has the ability to vote but is restricted from transferring until their vesting date.
Ms. Pritzker directly and/or jointly holds 10,900 shares of Common Stock. Ms. Pritzker may also, for the purposes hereof, be deemed to beneficially own (i) 500 shares of Common Stock held directly by the Pritzker Military Museum and Library, for which she is the sole member, (ii) 1,300 shares of Common Stock directly held by the Tawani Foundation, for which she is the sole member, (iii) 1,300 shares of Common Stock held by the Pritzker Military Foundation, for which she is the sole member, and (iv) 707 shares of Common Stock held directly by her spouse.
Squadron Capital Holdings LLC ("SCH LLC") is a manager-managed limited liability company and the controlling member of SC LLC, and in such capacity may be deemed to beneficially own the shares of Common Stock held directly by SC LLC. The voting and investment decisions of SCH LLC are made by its managing committee, consisting of Mary Falcon, David Pelizzon and Michelle Nakfoor. The members of the managing committee of SCH LLC disclaim beneficial ownership as a result of serving as members of the management committee.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: On August 24, 2026, SC LLC sold an aggregate 4,000 shares of Common Stock in the open market for a weighted average price of $25.75. On August 25, 2026, SC LLC sold an aggregate 16,300 shares of Common Stock in the open market for a weighted average price of $24.74. On August 26, 2026, SC LLC sold an aggregate 18,000 shares of Common Stock in the open market for a weighted average price of $24.28. On August 28, 2026, SC LLC sold 326,700 shares of Common Stock for a weighted average price of $23.04. On September 1, 2026, SC LLC sold an aggregate 10,131 shares of Common Stock in the open market for a weighted average price of $23.10. These sales were undertaken by SC LLC to provide additional capital for its other portfolio businesses.

## Signatures
- Squadron Capital LLC: /s/ David R. Pelizzon, David R. Pelizzon, President (09/01/2026)
- Squadron Capital Holdings LLC: /s/ Mary Falcon, Mary Falcon, Manager (09/01/2026)
- Jennifer N. Pritzker: /s/ Jennifer N. Pritzker, Jennifer N. Pritzker (09/01/2026)
- David R. Pelizzon: /s/ David R. Pelizzon, David R. Pelizzon (09/01/2026)